SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2021FY Q1interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 3, 2020

Item 1

Jaguar Land Rover Automotive plc Interim Report

For the three month period ended 30 June 2020

Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 13 defines a series of alternative performance measures

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings (as disclosed in note 18 to the condensed consolidated financial statements).

Q1 FY21	3 months ended 30 June 2020

Q1 FY20	3 months ended 30 June 2019

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

COVID-19 inevitably impacted the results of Jaguar Land Rover Automotive plc in the first quarter of Fiscal 2020/21 as the temporary plant shutdowns and dealership closures restricted the supply of, and demand for, vehicles.

Key metrics for Q1 FY21 results, compared to Q1 FY20, are as follows:

•	Retail sales of 74,067 vehicles fell 42.4% year-on-year but improved month-by-month through the quarter with June down 24.9%; Wholesales of 48.9k units (excluding the China JV), down 53.1%

•	Revenue of £2.9 billion, down 43.7%

•	Loss before tax (PBT) £413 million, down only £18 million year-on-year after about £500 million of Project Charge+ cost reductions

•	Loss after tax (PAT) of £648 million, down £246 million

•	Adjusted EBITDA of £101 million (3.5% margin), down £112 million (margin 0.7% lower)

•	Loss before interest and tax (Adjusted EBIT) of £390 million (-13.6% margin), down £112 million (margin 8.1% lower)

•	Free cash flow was negative £1.5 billion; primarily reflecting a one-time £1.1 billion of working capital outflow as a result of the temporary plant shutdowns

•	Liquidity at 30 June was £4.7b, including £2.75b of cash and short-term investments and £1.9b undrawn credit facility

Market environment

•

The outbreak of coronavirus has had, and continues to have, a significant impact on global economic performance as governments across the globe enforced social distancing measures to control the spread of the virus

•

Passenger car industry volumes fell significantly during the quarter across most of our sales regions as strict social distancing measures were enforced, although industry sales in China recovered well soon after the lockdowns were lifted there in the prior quarter

•

Economic activity has been recovering in recent months following the relaxation of social distancing measures globally, however there remains considerable uncertainty about the extent, speed and regional differences of any recovery and the possibility of a second wave of the pandemic

•

In addition, geopolitical tensions are rising, particularly relating to trade. Further uncertainty and volatility could arise with the upcoming US presidential election and the transition period for Brexit moving ever closer with little clarity yet on the future trading arrangements between the UK and the European Union

Total automotive industry car volumes (units)

	Q1 FY21	Q1 FY20	Change (%)
China	4,974,000	4,864,400	2.3%
Europe (excluding UK)	1,448,955	2,948,096	(50.9)%
UK	170,125	568,209	(70.1)%
US	2,948,410	4,417,708	(33.3)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q1 FY21 sales volumes year-on-year performance

Total retail sales (including the China JV) were 74,067 units, down 42.4% year on year impacted by COVID-19, with China sales down only 2.5% as social distancing measures eased there. Governments in other regions enforced strict lockdown measures at the end of March and into the first quarter to control the rise in COVID-19 infection rates and as a result sales of Jaguar Land Rover vehicles declined more significantly year on year in the UK (-69.5%), Europe (-59.1%), Overseas (-46.9%) and in North America (-32.1%). Sales of all models were negatively impacted by COVID-19, however retail sales of the New Land Rover Defender are now starting to ramp up with 2.2k retails recorded in the quarter.

Wholesales (excluding the China JV) totalled 48,912 units, down 53.1% year on year with sales declining in each region, including the UK (-64.1%), North America (-58.8%), Europe (-56.5%), Overseas (-46.5%) and China (-12.5%). Wholesales of all models declined year on year, however the launch of the New Land Rover Defender has been encouraging with 7.9k wholesales in the quarter, our best-selling model during the period.

Jaguar Land Rover’s Q1 FY21 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q1 FY21	Q1 FY20	Change (%)
UK	8,252	27,065	(69.5%)
North America	20,833	30,691	(32.1%)
Europe	11,527	28,214	(59.1%)
China[1]	23,726	24,324	(2.5%)
Overseas	9,729	18,321	(46.9%)

Total JLR	74,067	128,615	(42.4%)

F-PACE	4,700	10,379	(54.7%)
I-PACE	2,481	4,634	(46.5%)
E-PACE[1]	3,593	10,403	(65.5%)
F-TYPE	927	1,916	(51.6%)
XE1	4,562	7,456	(38.8%)
XF1	1,946	3,186	(38.9%)
XJ2	578	1,566	(63.1%)

Jaguar[1]	18,787	39,540	(52.5%)

Discovery Sport[1]	10,659	20,384	(47.7%)
Discovery	4,440	8,576	(48.2%)
Range Rover Evoque[1]	11,168	17,011	(34.3%)
Range Rover Velar	7,161	13,720	(47.8%)
Range Rover Sport	11,607	18,300	(36.6%)
Range Rover	8,063	11,082	(27.2%)
Defender	2,182	2	>99%

Land Rover[1]	55,280	89,075	(37.9%)

Total JLR	74,067	128,615	(42.4%)

[1]

China JV retail volume in Q1 FY21 was 14,083 units, down 0.7% year on year (5,663 units of Discovery Sport, 3,008 units of Evoque, 1,399 units of Jaguar XFL, 3,473 units of Jaguar XEL and 540 units of Jaguar E-PACE). China JV retail volume in Q1 FY20 was 14,178 units (6,979 units of Discovery Sport, 700 units of Evoque, 1,149 units of Jaguar XFL, 4,329 units of Jaguar XEL and 1,021 units of Jaguar E-PACE)

[2]	No longer manufactured

Q1 FY21 revenue and profits

For the quarter ended 30 June 2020, revenue was £2.9 billion, £2.2 billion (43.7%) lower year on year, as COVID-19 impacted sales during the quarter with wholesales down 53.1% year on year. Despite the significant decline in sales and revenue the loss before tax (PBT) was £413 million, down only £18 million compared to the £395 million loss before tax (PBT) in Q1 FY20, primarily explained by the lower wholesales offset by lower costs as well as favourable foreign exchange as articulated below:

•	Lower wholesales (£524 million)

•	Lower operating costs (£234 million, including about £500 million of Charge+ savings offset partially by destocking, D&A and other higher costs)

•	Favourable FX and revaluation of commodity hedges (£270 million)

Adjusted EBITDA was £101 million (3.5% margin) in Q1 FY21 compared to £213 million (4.2% margin) in Q1 FY20 and the loss before interest and tax (adjusted EBIT) was £390 million (-13.6% margin) compared to a loss before interest and tax (Adjusted EBIT) of £278 million (-5.5% margin) in Q1 FY20. The loss after tax (PAT) was £648 million in the three months to 30 June 2020, compared to a loss after tax (PAT) of £402 million in the same quarter of last year. Despite the losses in Q1, a tax charge of £235 million was incurred as a result of the Group’s inability to fully recognise all deferred tax assets on the balance sheet, resulting in no tax credit on current period losses and an income statement tax charge due to the movement in the pension obligation. These deferred tax movements have no impact on cash tax payments.

Cash flow, liquidity and capital resources

In Q1 FY21 free cash flow was negative £1.5 billion after £1.1 billion of working capital outflows as a result of the temporary plant shutdowns as well as £548 million of total investment spending. Of the £548 million total investment spending £441 million was capitalised and £107 million of research and development costs were expensed through the income statement.

The Group raised £647 million of new funding in the quarter including a 3 year (subject to annual review) RMB 5 billion (£567 million equivalent) working capital loan facility issued by its wholly owned Chinese subsidiary and a £63 million increase to an existing short-term working capital facility.

Total cash and cash equivalents, deposits and investments at 30 June 2020 stood at £2.75 billion (comprising £2.5 billion of cash and cash equivalents and £0.3 billion of short-term deposits and other investments). The cash and financial deposits include an amount of £331 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 June 2020, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, which combined with total cash of £2.75 billion resulted in total available liquidity of £4.7  billion.

Debt

At 30 June 2020, debt totalled £6.6 billion, including £536 million of leases accounted as debt under IFRS 16. The following table shows details of the Company’s financing arrangements as at 30 June 2020:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount	Issuer
£400m 5.000% Senior Notes due Feb 2022	400	400	—	Jaguar Land Rover Automotive plc
£400m 3.875% Senior Notes due Mar 2023	400	400	—	Jaguar Land Rover Automotive plc
£300m 2.750% Senior Notes due Jan 2021	300	300	—	Jaguar Land Rover Automotive plc
$500m 5.625% Senior Notes due Feb 2023	407	407	—	Jaguar Land Rover Automotive plc
$500m 4.500% Senior Notes due Oct 2027	407	407	—	Jaguar Land Rover Automotive plc
€650m 2.200% Senior Notes due Jan 2024	594	594	—	Jaguar Land Rover Automotive plc
€500m 5.875% Senior Notes due Nov 2024	457	457	—	Jaguar Land Rover Automotive plc
€500m 6.875% Senior Notes due Nov 2026	457	457	—	Jaguar Land Rover Automotive plc
€500m 4.500% Senior Notes due Jan 2026	457	457	—	Jaguar Land Rover Automotive plc
$200m Syndicated Loan due Oct 2022	163	163	—	Jaguar Land Rover Automotive plc
$800m Syndicated Loan due Jan 2025	651	651	—	Jaguar Land Rover Automotive plc
£163m fleet buyback facility due Dec 2020	163	163	—	Jaguar Land Rover Limited
UKEF guaranteed amortising loan due Oct 2024	542	542	—	Jaguar Land Rover Automotive plc
China RMB 5b revolving facility due Jun 2023[4]	576	576	—	Jaguar Land Rover (China) Investment Co., Ltd.
Other[1]	33	33	—	Various
Revolving 5 year credit facility	1,935	—	1,935	Jaguar Land Rover Automotive plc
Finance lease obligations[2]	536	536	—	Various

Subtotal	8,478	6,543	1,935

Prepaid costs	—	(31)	—
Fair value adjustments[3]	—	49	—

Total	8,478	6,561	1,935

[1]	Primarily an advance as part of a sale and leaseback transaction as well as parts factoring in China
[2]	Lease obligations are now accounted for as debt with the adoption of IFRS 16
[3]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes
[4]

The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review, This is fully drawn, equivalent to GBP 576m at 30th June rates, although cash proceeds were £567m.

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 19-22 of the Annual Report 2019-20 of the Group (available at https://www.jaguarlandrover.com/annual-report-2020) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2019-20 are competitive business efficiency, global economic and geopolitical environment (including COVID-19), brand positioning, distribution channels/retailer performance, IT systems and security, environmental regulations and compliance, supply chain disruptions, human capital, rapid technology change and unethical and prohibited business practices.

Acquisitions and disposals

There were no material acquisitions or disposals in Q1 FY21. In the quarter we sold our shares in Lyft for $26.5 million (c. $34 per share, £22 million equivalent) after charges.

Off-balance sheet financial arrangements

At 30 June 2020, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £270 million equivalent of receivables under a $700 million invoice discounting facility signed in March 2019.

Post balance sheet items

There were no material post balance sheet items in Q1 FY21.

Related party transactions

Related party transactions for Q1 FY21 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 29 of this Interim Report. There have been no material changes in the related party transactions described in the latest Annual Report.

Personnel

At 30 June 2020, Jaguar Land Rover employed 37,357 people worldwide, including agency personnel, compared to 39,269 at 30 June 2019. On 28 July 2020, the Company announced that Thierry Bolloré has been appointed to the role of Chief Executive Officer of Jaguar Land Rover Automotive plc, effective 10 September 2020, succeeding Professor Sir Ralf Speth who will take up the role of Non-Executive Vice Chairman of Jaguar Land Rover Automotive plc.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director
Natarajan Chandrasekaran	Chairman	2017

Prof Sir Ralf D Speth	Chief Executive Officer and Director	2010

Andrew M. Robb	Director	2009

Nasser Mukhtar Munjee	Director	2012

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

Condensed Consolidated Income Statement

		Three months ended
£ millions	Note	30 June 2020	30 June 2019
Revenue	5	2,859	5,074
Material and other cost of sales		(1,833)	(3,281)
Employee costs*	4	(435)	(656)
Other expenses	8	(687)	(1,318)
Exceptional items	4	—	(12)
Engineering costs capitalised	6	168	339
Other income		40	26
Depreciation and amortisation		(491)	(463)
Foreign exchange gain/(loss) and fair value adjustments		16	(41)
Finance income	7	4	14
Finance expense (net)	7	(54)	(49)
Share of loss of equity accounted investments		—	(28)

Loss before tax		(413)	(395)

Income tax expense	13	(235)	(7)

Loss for the period		(648)	(402)

Attributable to:
Owners of the Company		(648)	(403)
Non-controlling interests		—	1

*	‘Employee costs’ excludes the exceptional item explained in note 4.

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended
£ millions	30 June 2020	30 June 2019
Loss for the period	(648)	(402)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	(937)	(44)
Gain on effective cash flow hedges of inventory	82	204
Income tax related to items that will not be reclassified	162	(26)

	(693)	134

Items that may be reclassified subsequently to profit or loss:
Loss on cash flow hedges (net)	(118)	(125)
Currency translation differences	17	27
Income tax related to items that may be reclassified	23	15

	(78)	(83)

Other comprehensive (expense)/income net of tax	(771)	51

Total comprehensive expense attributable to shareholder	(1,419)	(351)

Attributable to:
Owners of the Company	(1,419)	(352)
Non-controlling interests	—	1

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2020	31 March 2020	30 June 2019
Non-current assets
Investments		387	399	517
Other financial assets	10	241	257	221
Property, plant and equipment	14	6,840	6,814	6,630
Intangible assets	14	6,253	6,278	5,797
Right-of-use assets		555	568	613
Pension asset	22	—	408	—
Other non-current assets	12	41	23	33
Deferred tax assets		436	523	552

Total non-current assets		14,753	15,270	14,363

Current assets
Cash and cash equivalents		2,460	2,271	2,045
Short-term deposits and other investments		288	1,393	885
Trade receivables		590	833	820
Other financial assets	10	336	383	361
Inventories	11	2,627	3,468	3,756
Other current assets	12	499	477	623
Current tax assets		15	9	10

Total current assets		6,815	8,834	8,500

Total assets		21,568	24,104	22,863

Current liabilities
Accounts payable		4,333	6,499	6,655
Short-term borrowings	18	1,183	526	788
Other financial liabilities	15	1,001	1,073	1,163
Provisions	16	936	944	990
Other current liabilities	17	827	716	611
Current tax liabilities		90	100	91

Total current liabilities		8,370	9,858	10,298

Non-current liabilities
Long-term borrowings	18	4,842	4,817	3,707
Other financial liabilities	15	718	778	747
Provisions	16	1,295	1,355	1,206
Retirement benefit obligation	22	581	28	704
Other non-current liabilities	17	504	533	510
Deferred tax liabilities		122	179	106

Total non-current liabilities		8,062	7,690	6,980

Total liabilities		16,432	17,548	17,278

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	20	3,460	4,880	3,910

Equity attributable to shareholders		5,128	6,548	5,578

Non-controlling interests		8	8	7

Total equity		5,136	6,556	5,585

Total liabilities and equity		21,568	24,104	22,863

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 31 July 2020.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2020	1,501	167	4,880	6,548	8	6,556
Loss for the period	—	—	(648)	(648)	—	(648)
Other comprehensive expense for the period	—	—	(771)	(771)	—	(771)

Total comprehensive expense	—	—	(1,419)	(1,419)	—	(1,419)

Amounts removed from hedge reserve and recognised in inventory	—	—	(2)	(2)	—	(2)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	1	1	—	1

Balance at 30 June 2020	1,501	167	3,460	5,128	8	5,136

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2019	1,501	167	4,305	5,973	6	5,979
Adjustment on initial application of IFRS 16 (net of tax)	—	—	(22)	(22)	—	(22)

Adjusted balance at 1 April 2019	1,501	167	4,283	5,951	6	5,957

(Loss)/profit for the period	—	—	(403)	(403)	1	(402)
Other comprehensive income for the period	—	—	51	51	—	51

Total comprehensive (expense)/income	—	—	(352)	(352)	1	(351)

Amounts removed from hedge reserve and recognised in inventory	—	—	(26)	(26)	—	(26)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	5	5	—	5

Balance at 30 June 2019	1,501	167	3,910	5,578	7	5,585

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended
£ millions	Note	30 June 2020	30 June 2019
Cash flows from operating activities
Cash used in operations	25	(1,040)	(50)
Income tax paid		(24)	(35)

Net cash used in operating activities		(1,064)	(85)

Cash flows from investing activities
Purchases of other investments		—	(2)
Proceeds from sale of other investments		22	—
Investment in other restricted deposits		(2)	(3)
Redemption of other restricted deposits		12	10
Movements in other restricted deposits		10	7
Investment in short-term deposits and other investments		(1,185)	(609)
Redemption of short-term deposits and other investments		2,289	804
Movements in short-term deposits and other investments		1,104	195
Purchases of property, plant and equipment		(222)	(301)
Proceeds from sale of property, plant and equipment		1	—
Cash paid for intangible assets		(219)	(409)
Finance income received		8	15

Net cash generated from/(used in) investing activities		704	(495)

Cash flows from financing activities
Finance expenses and fees paid		(74)	(36)
Proceeds from issuance of short-term borrowings		818	—
Repayment of short-term borrowings		(170)	(114)
Repayment of long-term borrowings		(31)	—
Payments of lease obligations		(21)	(12)

Net cash generated from/(used in) financing activities		522	(162)

Net increase/(decrease) in cash and cash equivalents		162	(742)
Cash and cash equivalents at beginning of period		2,271	2,747
Effect of foreign exchange on cash and cash equivalents		27	40

Cash and cash equivalents at end of period		2,460	2,045

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). The balance sheet and accompanying notes as at 30 June 2019 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2020, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2020.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2020, as described in those financial statements.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the

Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2020.

2	Change in accounting policies

There have been no changes in accounting policies applied in the period, and the policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2020.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Loss before tax and exceptional items	Loss before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 25. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page.

Adjusted EBIT and Adjusted EBITDA

		Three months ended
(£ millions)	Note	30 June 2020	30 June 2019
Adjusted EBITDA		101	213
Depreciation and amortisation		(491)	(463)
Share of loss of equity accounted investments		—	(28)

Adjusted EBIT		(390)	(278)

Foreign exchange gain on derivatives		8	11
Unrealised gain/(loss) on commodities		16	(26)
Foreign exchange loss and fair value adjustments on loans		(36)	(69)
Foreign exchange gain on economic hedges of loans		32	20
Finance income	7	4	14
Finance expense (net)	7	(54)	(49)
Fair value gain/(loss) on equity investment		7	(6)

Loss before tax and exceptional items		(413)	(383)

Exceptional items		—	(12)

Loss before tax		(413)	(395)

Free cash flow

	Three months ended
(£ millions)	30 June 2020	30 June 2019
Net cash used in operating activities	(1,064)	(85)
Net cash generated from/(used in) investing activities	704	(495)

Net cash used in operating and investing activities	(360)	(580)

Finance expenses and fees paid	(74)	(36)
Adjustments for:
Movements in short-term deposits	(1,104)	(195)
Foreign exchange (loss)/gain on short-term deposits	(1)	52
Foreign exchange gain on cash and cash equivalents	27	40

Free cash flow	(1,512)	(719)

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Total product and other investment

		Three months ended
(£ millions)	Note	30 June 2020	30 June 2019
Purchase of property, plant and equipment		222	301
Net cash outflow relating to intangible asset expenditure		219	409
Research and development expensed	6	107	83
Purchases of other investments		—	2

Total product and other investment		548	795

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Cash and cash equivalents	2,460	2,271	2,045
Short-term deposits and other investments	288	1,393	885

Total cash and cash equivalents, deposits and investments	2,748	3,664	2,930

Available liquidity

As at (£ millions)	Note	30 June 2020	31 March 2020	30 June 2019
Cash and cash equivalents		2,460	2,271	2,045
Short-term deposits and other investments		288	1,393	885
Committed undrawn credit facilities	18	1,935	1,935	1,935

Available liquidity		4,683	5,599	4,865

Retails and wholesales

	Three months ended
Units	30 June 2020	30 June 2019
Retail sales	74,067	128,615

Wholesales*	48,912	104,190

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q1 FY21: 16,513, Q1 FY20: 14,360 units.

4	Exceptional items

There was no exceptional item recognised in the three months ended 30 June 2020.

The exceptional item recognised in the three months ended 30 June 2019 comprised additional restructuring costs of £12 million relating to the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

The table below sets out the exceptional item recorded in the period ended 30 June 2019 and the impact on the consolidated income statement if this item was not disclosed separately as an exceptional item.

Three months ended 30 June 2019 (£ millions)	Employee costs
Excluding exceptional items	656
Restructuring costs	12

Including exceptional items	668

Notes (forming part of the condensed consolidated interim financial statements)

5	Disaggregation of revenue

	Three months ended
£ millions	30 June 2020	30 June 2019
Revenue recognised for sales of vehicles, parts and accessories	2,731	4,968
Revenue recognised for services transferred	74	74
Revenue - other	94	194

Total revenue excluding realised revenue hedges	2,899	5,236

Realised revenue hedges	(40)	(162)

Total revenue	2,859	5,074

6	Research and development

	Three months ended
£ millions	30 June 2020	30 June 2019
Total research and development costs incurred	275	422
Research and development expensed	(107)	(83)

Engineering costs capitalised	168	339

Interest capitalised in engineering costs capitalised	27	23
Research and development grants capitalised	(7)	(3)

Total internally developed intangible additions	188	359

7	Finance income and expense

	Three months ended
£ millions	30 June 2020	30 June 2019
Finance income	4	14

Total finance income	4	14

Total interest expense on financial liabilities measured at amortised cost	(80)	(68)
Interest income on derivatives designated as a fair value hedge of financial liabilities	1	1
Unwind of discount on provisions	(4)	(7)
Interest capitalised	29	25

Total finance expense (net)	(54)	(49)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the three month period ended 30 June 2020 was 4.2% (three month period ended 30 June 2019: 3.8%).

8	Other expenses

	Three months ended
£ millions	30 June 2020	30 June 2019
Stores, spare parts and tools	20	40
Freight cost	70	136
Works, operations and other costs	389	599
Power and fuel	12	23
Product warranty	133	333
Publicity	63	187

Total other expenses	687	1,318

Notes (forming part of the condensed consolidated interim financial statements)

9	Allowances for trade and other receivables

	Three months ended
£ millions	30 June 2020	30 June 2019
At beginning of period	11	12
Charged during the period	3	1
Receivables written off as uncollectable	(4)	—
Unused amounts reversed	(2)	—

At end of period	8	13

10	Other financial assets

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Non-current
Restricted cash	7	7	7
Derivative financial instruments	140	142	95
Warranty reimbursement and other receivables	88	102	112
Other	6	6	7

Total non-current other financial assets	241	257	221

Current
Restricted cash	2	12	3
Derivative financial instruments	165	241	158
Warranty reimbursement and other receivables	82	87	97
Accrued income	28	14	63
Other	59	29	40

Total current other financial assets	336	383	361

11	Inventories

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Raw materials and consumables	88	104	129
Work-in-progress	403	388	383
Finished goods	2,136	2,977	3,267
Inventory basis adjustment	—	(1)	(23)

Total inventories	2,627	3,468	3,756

12	Other assets

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Non-current
Prepaid expenses	11	8	4
Research and development credit	16	—	25
Other	14	15	4

Total non-current other assets	41	23	33

Current
Recoverable VAT	228	228	299
Prepaid expenses	143	139	211
Research and development credit	86	85	113
Other	42	25	—

Total current other assets	499	477	623

Notes (forming part of the condensed consolidated interim financial statements)

13	Taxation

Recognised in the income statement

Income tax for the three month periods ended 30 June 2020 and 30 June 2019 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

14	Capital expenditure

Capital expenditure in the three month period was £238 million (three month period to 30 June 2019: £342 million) on property, plant and equipment and £205 million (three month period to 30 June 2019: £397 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no material disposals or changes in the use of assets.

15	Other financial liabilities

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Current
Lease obligations	70	73	71
Interest accrued	66	65	60
Derivative financial instruments	429	453	520
Liability for vehicles sold under a repurchase arrangement	435	479	504
Other	1	3	8

Total current other financial liabilities	1,001	1,073	1,163

Non-current
Lease obligations	466	468	502
Derivative financial instruments	252	310	244
Other	—	—	1

Total non-current other financial liabilities	718	778	747

16	Provisions

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Current
Product warranty	709	731	763
Legal and product liability	153	124	152
Provisions for residual risk	53	61	10
Provision for environmental liability	4	6	13
Other employee benefits obligations	13	7	27
Restructuring	4	15	25

Total current provisions	936	944	990

Non-current
Product warranty	1,087	1,155	1,091
Legal and product liability	58	54	51
Provision for residual risk	115	114	39
Provision for environmental liability	17	17	16
Other employee benefits obligations	18	15	9

Total non-current provisions	1,295	1,355	1,206

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions (continued)

£ (millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2020	1,886	178	175	23	22	15	2,299
Provisions made during the period	115	39	(7)	—	8	—	155
Provisions used during the period	(209)	(6)	—	(2)	1	(11)	(227)
Unused amounts reversed in the period	—	—	(1)	—	—	—	(1)
Impact of unwind of discounting	4	—	—	—	—	—	4
Foreign currency translation	—	—	1	—	—	—	1

Balance at 30 June 2020	1,796	211	168	21	31	4	2,231

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, retailer terminations, employment cases, personal injury claims and compliance with emission and battery disposal regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees and other amounts payable to employees.

Restructuring provision

This provision relates to amounts payable to employees under the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

Notes (forming part of the condensed consolidated interim financial statements)

17	Other liabilities

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Current
Liabilities for advances received	131	50	53
Ongoing service obligations	328	324	313
VAT	224	169	113
Other taxes payable	118	148	105
Other	26	25	27

Total current other liabilities	827	716	611

Non-current
Ongoing service obligations	492	522	497
Other	12	11	13

Total non-current other liabilities	504	533	510

18	Interest bearing loans and borrowings

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Short-term borrowings
Bank loans	593	—	—
Current portion of long-term EURO MTF listed debt	300	299	788
Current portion of long-term loans	288	225	—
Other secured	2	2	—

Short-term borrowings	1,183	526	788

Long-term borrowings
EURO MTF listed debt	3,614	3,562	2,930
Bank loans	1,214	1,241	777
Other unsecured	14	14	—

Long-term borrowings	4,842	4,817	3,707

Lease obligations	536	541	573

Total debt	6,561	5,884	5,068

Undrawn facilities

As at 30 June 2020, the Group has a fully undrawn revolving credit facility of £1,935 million (31 March 2019: £1,935 million, 30 June 2018: £1,935 million). This facility is available in full until 2022.

Notes (forming part of the condensed consolidated interim financial statements)

19	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2020.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 June 2020		31 March 2020		30 June 2019
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	2,460	2,460	2,271	2,271	2,045	2,045
Short-term deposits and other investments	288	289	1,393	1,393	885	885
Trade receivables	590	590	833	833	820	820
Non-equity accounted investments	22	22	37	37	64	64
Other financial assets - current	336	336	383	383	361	361
Other financial assets - non-current	241	241	257	257	221	221

Total financial assets	3,937	3,938	5,174	5,174	4,396	4,396

Accounts payable	4,333	4,333	6,499	6,499	6,655	6,655
Short-term borrowings	1,183	1,775	526	512	788	788
Long-term borrowings	4,842	4,310	4,817	3,859	3,707	3,411
Other financial liabilities - current	1,001	1,001	1,073	1,073	1,163	1,163
Other financial liabilities - non-current	718	656	778	778	747	747

Total financial liabilities	12,077	12,075	13,693	12,721	13,060	12,764

Notes (forming part of the condensed consolidated interim financial statements)

20	Reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2020	(316)	(286)	(33)	5,515	4,880
Loss for the period	—	—	—	(648)	(648)
Remeasurement of defined benefit obligation	—	—	—	(937)	(937)
(Loss)/gain on effective cash flow hedges	—	(176)	18	—	(158)
Gain on effective cash flow hedges of inventory	—	81	1	—	82
Income tax related to items recognised in other comprehensive income	—	18	(3)	178	193
Cash flow hedges reclassified to profit and loss	—	42	(2)	—	40
Income tax related to items reclassified to profit or loss	—	(8)	—	—	(8)
Amounts removed from hedge reserve and recognised in inventory	—	(4)	2	—	(2)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	1	—	—	1
Currency translation differences	17	—	—	—	17

Balance at 30 June 2020	(299)	(332)	(17)	4,108	3,460

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2019	(337)	(506)	(33)	5,181	4,305
Adjustment on initial application of IFRS 16 (net of tax)	—	—	—	(22)	(22)

Adjusted balance at 1 April 2019	(337)	(506)	(33)	5,159	4,283

Loss for the period	—	—	—	(403)	(403)
Remeasurement of defined benefit obligation	—	—	—	(44)	(44)
Loss on effective cash flow hedges	—	(283)	(4)	—	(287)
Gain on effective cash flow hedges of inventory	—	190	14	—	204
Income tax related to items recognised in other comprehensive income	—	15	(2)	7	20
Cash flow hedges reclassified to profit and loss	—	163	(1)	—	162
Income tax related to items reclassified to profit or loss	—	(31)	—	—	(31)
Amounts removed from hedge reserve and recognised in inventory	—	(31)	5	—	(26)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	6	(1)	—	5
Currency translation differences	27	—	—	—	27

Balance at 30 June 2019	(310)	(477)	(22)	4,719	3,910

21	Dividends

During the three month periods ended 30 June 2020 and 30 June 2019, no ordinary share dividends were proposed or paid.

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

	Three months ended
£ millions	30 June 2020	30 June 2019
Defined benefit obligation at beginning of period	7,788	8,648
Current service cost	33	37
Past service cost	—	3
Interest expense	44	51
Actuarial losses/(gains) arising from:
Changes in financial assumptions	1,611	277
Exchange differences on foreign schemes	1	1
Benefits paid	(124)	(147)

Defined benefit obligation at end of period	9,353	8,870

Change in present value of scheme assets
Fair value of schemes’ assets at beginning of period	8,168	7,981
Interest income	47	48
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	674	233
Administrative expenses	(2)	(4)
Exchange differences on foreign schemes	—	1
Employer contributions	9	54
Benefits paid	(124)	(147)

Fair value of schemes’ assets at end of period	8,772	8,166

The range of assumptions used in accounting for the pension plans in the periods is set out below:

	Three months ended
	30 June 2020	30 June 2019
Discount rate	1.6%	2.3%
Expected rate of increase in benefit revaluation of covered employees	2.0%	2.5%
RPI inflation rate	2.9%	3.2%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Present value of defined benefit obligations	(9,353)	(7,788)	(8,870)
Fair value of schemes’ assets	8,772	8,168	8,166

Net (liability)/asset	(581)	380	(704)

Non-current assets	—	408	—
Non-current liabilities	(581)	(28)	(704)

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits (continued)

For the valuations at 30 June 2020 and 31 March 2020, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 111 per cent to 117 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 111 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and a scaling factor of 84 per cent has been used for female members.

There is an allowance for future improvements in line with the CMI (2019) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

For the valuations at 30 June 2019, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 112 per cent to 118 per cent for males and 101 per cent to 112 per cent for females have been used for the Jaguar Pension Plan, 107 per cent to 112 per cent for males and 101 per cent to 109 per cent for females for the Land Rover Pension Scheme, and 94 per cent for males and 84 per cent for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long-term improvements of 1.25 per cent per annum.

A past service cost of £4 million was recognised in the year ended 31 March 2020, and £3 million was recognised in the three month period ended 30 June 2019 as part of the Group restructuring program that commenced in the year ended 31 March 2019.

23	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £32 million (31 March 2020: £40 million, 30 June 2019: £19 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities of £135 million (31 March 2020: £44 million, 30 June 2019: £46 million). These mainly relate to tax audits and tax litigation claims.

Notes (forming part of the condensed consolidated interim financial statements)

23	Commitments and contingencies (continued)

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,333 million (31 March 2020: £1,217 million, 30 June 2019: £1,164 million) and £9 million (31 March 2020: £14 million, 30 June 2019: £24 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £375 million (31 March 2020: £376 million, 30 June 2019: £393 million) relating to contractual claims and commitments. The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory with a carrying amount of £206 million (31 March 2020: £127 million, 30 June 2019: £nil), trade receivables with a carrying amount of £17 million (31 March 2020: £nil, 30 June 2019: £nil), property, plant and equipment with a carrying amount of £nil (31 March 2020, 30 June 2019: £nil) restricted cash with a carrying amount of £nil (31 March 2020, 30 June 2019: £nil), and other financial assets with a carrying amount of £20 million (31 March 2020, 30 June 2019: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 June 2020. The outstanding commitment of CNY 1,525 million translates to £176 million at the 30 June 2020 exchange rate.

At 30 June 2019, the outstanding commitment was CNY 2,125 million (£244 million at the 30 June 2019 exchange rate) restated to reflect an additional CNY 1,500 million that was committed during the year ended 31 March 2017.

The Group’s share of capital commitments of its joint venture at 30 June 2020 is £55 million (31 March 2020: £69 million, 30 June 2019: £100 million) and contingent liabilities of its joint venture at 30 June 2020 is £nil (31 March 2020: £nil, 30 June 2019: £nil).

24	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 June 2020	31 March 2020	30 June 2019
Short-term debt	1,253	599	859
Long-term debt	5,308	5,285	4,209

Total debt*	6,561	5,884	5,068

Equity attributable to shareholders	5,128	6,548	5,578

Total capital	11,689	12,432	10,646

*	Total debt includes lease obligations of £536 million (31 March 2020: £541 million, 30 June 2019: £573 million).

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement

Reconciliation of loss for the period to cash used in operations

	Three months ended
£ millions	30 June 2020	30 June 2019
Cash flows from operating activities
Loss for the period	(648)	(402)
Adjustments for:
Depreciation and amortisation	491	463
Profit on disposal of assets	(1)	—
Foreign exchange loss on loans	36	69
Income tax expense	235	7
Finance expense (net)	54	49
Finance income	(4)	(14)
Foreign exchange gain on economic hedges of loans	(32)	(20)
Foreign exchange gain on derivatives	(8)	(11)
Foreign exchange loss/(gain) on short-term deposits and investments	1	(52)
Foreign exchange gain on cash and cash equivalents	(27)	(39)
Unrealised (gain)/loss on commodities	(16)	26
(Gain)/loss on matured revenue hedges	(6)	33
Share of loss of equity accounted investments	—	28
Fair value (gain)/loss on equity investments	(7)	6
Exceptional items	—	12
Other non-cash adjustments	1	(1)

Cash flows from operating activities before changes in assets and liabilities	69	154

Trade receivables	244	544
Other financial assets	12	(39)
Other current assets	(24)	(57)
Inventories	841	(162)
Other non-current assets	399	(32)
Accounts payable	(2,167)	(464)
Other current liabilities	113	(54)
Other financial liabilities	(42)	26
Other non-current liabilities and retirement benefit obligation	(413)	(17)
Provisions	(72)	51

Cash used in operations	(1,040)	(50)

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2019	881	3,599	31	4,511
Adjustment on initial application of IFRS 16	—	—	499	499
Issue of new leases	—	—	48	48
Repayment of financing	(114)	—	(23)	(137)
Interest accrued	—	—	11	11
Foreign exchange	21	63	7	91
Fee amortisation	—	2	—	2
Long-term borrowings revaluation in hedge reserve	—	21	—	21
Fair value adjustment on loans	—	22	—	22

Balance at 30 June 2019	788	3,707	573	5,068

Balance at 1 April 2020	526	4,817	541	5,884
Proceeds from issue of financing	818	—	—	818
Issue of new leases	—	—	11	11
Repayment of financing	(201)	—	(32)	(233)
Interest accrued	—	—	11	11
Reclassification of long-term debt	31	(31)	—	—
Foreign exchange	9	50	5	64
Fee amortisation	—	2	—	2
Fair value adjustment on loans	—	4	—	4

Balance at 30 June 2020	1,183	4,842	536	6,561

Notes (forming part of the condensed consolidated interim financial statements)

26	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

Three months ended 30 June 2020 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	87	—	—	—
Purchase of goods	—	—	—	5
Services received	—	—	29	13
Services rendered	7	—	—	—
Trade and other receivables	74	—	1	22
Accounts payable	—	—	11	46

Three months ended 30 June 2019 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	61		1	11
Purchase of goods	—	—	—	24
Services received	—	1	36	18
Services rendered	10	—	—	—
Trade and other receivables	52	—	1	18
Accounts payable	—	1	11	28

Compensation of key management personnel

Three months ended 30 June (£ millions)	2020	2019
Key management personnel remuneration	3	6